

July 29, 2010

Anthony J. Park
Chief Financial Officer
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, FL 32204

      Re: Fidelity National Financial, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Schedule 14A filed April 15, 2010
              File Number: 001-32630

Dear Mr. Park:

      We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      Jeffrey Riedler
                      Assistant Director